Exhibit 99.2

# Financial Highlights

## UDR, Inc.
## As of End of Second Quarter 2025
## (Unaudited) [1]

| Dollars in thousands, except per share and unit | Actual Results 2Q 2025 | Actual Results YTD 2025 | Guidance for 3Q 2025 | Guidance for Full-Year 2025 |
|---|---|---|---|---|
| **GAAP Metrics** | | | | |
| Net income/(loss) attributable to UDR, Inc. | $37,673 | $114,393 | -- | -- |
| Net income/(loss) attributable to common stockholders | $36,462 | $111,976 | -- | -- |
| Income/(loss) per weighted average common share, diluted | $0.11 | $0.34 | $0.11 to $0.13 | $0.53 to $0.59 |
| **Per Share Metrics** | | | | |
| FFO per common share and unit, diluted | $0.61 | $1.19 | $0.61 to $0.63 | $2.42 to $2.48 |
| FFO as Adjusted per common share and unit, diluted | $0.64 | $1.25 | $0.62 to $0.64 | $2.49 to $2.55 |
| Dividend declared per share and unit | $0.43 | $0.86 | $0.43 | $1.72 [2] |
| **Same-Store Operating Metrics** | | | | |
| Revenue growth/(decline) (Straight-line basis) | 2.5% | 2.5% | -- | 1.75% to 3.25% |
| Expense growth | 1.7% | 2.4% | -- | 2.50% to 3.50% |
| NOI growth/(decline) (Straight-line basis) | 2.9% | 2.6% | -- | 1.50% to 3.00% |
| Physical Occupancy | 96.9% | 97.1% | -- | -- |

| Property Metrics | Homes | Communities | % of Total NOI |
|---|---|---|---|
| Same-Store | 54,915 | 165 | 92.6% |
| Stabilized, Non-Mature | 415 | 2 | 0.7% |
| Acquired Communities | 478 | 1 | 0.2% |
| Non-Residential / Other | N/A | N/A | 1.4% |
| Joint Venture [3] | 4,427 | 18 | 5.1% |
| Total completed homes | 60,235 | 186 | 100.0% |
| Under Development | 300 | 1 | - |
| Total Quarter-end homes [3][4] | 60,535 | 187 | 100.0% |

| Balance Sheet Metrics (adjusted for non-recurring items) | 2Q 2025 | 2Q 2024 |
|---|---|---|
| Consolidated Interest Coverage Ratio | 5.2x | 5.1x |
| Consolidated Fixed Charge Coverage Ratio | 5.1x | 5.0x |
| Consolidated Debt as a percentage of Total Assets | 32.4% | 32.7% |
| Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items | 5.5x | 5.7x |




**Residences at Lake Merritt, San Francisco, CA - 2Q 2025 Same-Store Addition**

(1) See Attachment 14 for definitions, other terms and reconciliations.
(2) Annualized for 2025.
(3) Joint venture NOI is based on UDR's share. Homes and communities at 100%.
(4) Excludes homes that are part of the Debt and Preferred Equity Program as described in Attachment 10.



# Attachment 1

## Consolidated Statements of Operations
### (Unaudited) [1]

| In thousands, except per share amounts | Three Months Ended June 30, 2025 | Three Months Ended June 30, 2024 | Six Months Ended June 30, 2025 | Six Months Ended June 30, 2024 |
|---|---|---|---|---|
| **REVENUES:** | | | | |
| Rental income | $ 423,001 | $ 413,328 | $ 842,837 | $ 824,997 |
| Joint venture management and other fees | 2,398 | 1,992 | 4,510 | 3,957 |
|    Total revenues | 425,399 | 415,320 | 847,347 | 828,954 |
| | | | | |
| **OPERATING EXPENSES:** | | | | |
| Property operating and maintenance | 75,613 | 70,443 | 151,603 | 143,921 |
| Real estate taxes and insurance | 57,008 | 58,884 | 115,753 | 117,679 |
| Property management | 13,747 | 13,433 | 27,392 | 26,812 |
| Other operating expenses | 7,753 | 7,593 | 15,812 | 14,421 |
| Real estate depreciation and amortization | 163,191 | 170,488 | 324,585 | 340,346 |
| General and administrative | 19,929 | 20,136 | 39,424 | 37,946 |
| Casualty-related charges/(recoveries), net | 3,382 | 998 | 6,679 | 7,276 |
| Other depreciation and amortization | 7,387 | 4,679 | 14,454 | 8,995 |
|    Total operating expenses | 348,010 | 346,654 | 695,702 | 697,396 |
| | | | | |
| Gain/(loss) on sale of real estate owned | - | - | 47,939 | 16,867 |
| **Operating income** | 77,389 | 68,666 | 199,584 | 148,425 |
| | | | | |
| Income/(loss) from unconsolidated entities | 3,629 | 4,046 | 9,443 | 13,131 |
| Interest expense | (48,665) | (47,811) | (96,366) | (95,873) |
| Interest income and other income/(expense), net | 8,134 | 6,498 | 10,055 | 12,363 |
| | | | | |
| **Income/(loss) before income taxes** | 40,487 | 31,399 | 122,716 | 78,046 |
| Tax (provision)/benefit, net | (258) | (386) | (416) | (723) |
| | | | | |
| **Net Income/(loss)** | 40,229 | 31,013 | 122,300 | 77,323 |
| Net (income)/loss attributable to redeemable noncontrolling interests in the OP and DownREIT Partnership | (2,545) | (2,013) | (7,884) | (5,162) |
| Net (income)/loss attributable to noncontrolling interests | (11) | (117) | (23) | (129) |
| | | | | |
| **Net income/(loss) attributable to UDR, Inc.** | 37,673 | 28,883 | 114,393 | 72,032 |
| Distributions to preferred stockholders - Series E (Convertible) | (1,211) | (1,210) | (2,417) | (2,441) |
| | | | | |
| **Net income/(loss) attributable to common stockholders** | $ 36,462 | $ 27,673 | $ 111,976 | $ 69,591 |
| | | | | |
| | | | | |
| **Income/(loss) per weighted average common share - basic:** | $0.11 | $0.08 | $0.34 | $0.21 |
| **Income/(loss) per weighted average common share - diluted:** | $0.11 | $0.08 | $0.34 | $0.21 |
| | | | | |
| Common distributions declared per share | $0.43 | $0.425 | $0.86 | $0.850 |
| | | | | |
| Weighted average number of common shares outstanding - basic | 330,778 | 329,056 | 330,703 | 328,940 |
| Weighted average number of common shares outstanding - diluted | 331,715 | 329,572 | 331,717 | 329,334 |

(1) See Attachment 14 for definitions and other terms.



# Attachment 2

## Funds From Operations
### (Unaudited) [1]

| In thousands, except per share and unit amounts | Three Months Ended June 30, | | Six Months Ended June 30, | |
|---|---|---|---|---|
| | 2025 | 2024 | 2025 | 2024 |
| **Net income/(loss) attributable to common stockholders** | $ 36,462 | $ 27,673 | $ 111,976 | $ 69,591 |
| Real estate depreciation and amortization | 163,191 | 170,488 | 324,585 | 340,346 |
| Noncontrolling interests | 2,556 | 2,130 | 7,907 | 5,291 |
| Real estate depreciation and amortization on unconsolidated joint ventures | 13,458 | 14,228 | 26,224 | 28,382 |
| Net (gain)/loss on consolidation | (286) | - | (286) | - |
| Net (gain)/loss on the sale of depreciable real estate owned, net of tax | - | - | (47,939) | (16,867) |
| **Funds from operations ("FFO") attributable to common stockholders and unitholders, basic** | $ 215,381 | $ 214,519 | $ 422,467 | $ 426,743 |
| Distributions to preferred stockholders - Series E (Convertible) [2] | 1,211 | 1,210 | 2,417 | 2,441 |
| **FFO attributable to common stockholders and unitholders, diluted** | $ 216,592 | $ 215,729 | $ 424,884 | $ 429,184 |
| **FFO per weighted average common share and unit, basic** | $ 0.61 | $ 0.61 | $ 1.19 | $ 1.21 |
| **FFO per weighted average common share and unit, diluted** | $ 0.61 | $ 0.60 | $ 1.19 | $ 1.20 |
| Weighted average number of common shares and OP/DownREIT Units outstanding, basic | 353,617 | 353,380 | 353,572 | 353,311 |
| Weighted average number of common shares, OP/DownREIT Units, and common stock equivalents outstanding, diluted | 357,370 | 356,747 | 357,402 | 356,584 |
| **Impact of adjustments to FFO:** | | | | |
| Legal and other costs | $ 3,358 | $ 2,914 | $ 7,163 | $ 5,444 |
| Realized and unrealized (gain)/loss on real estate technology investments, net of tax | 220 | 372 | 431 | (4,616) |
| Severance costs | 1,024 | 1,111 | 1,523 | 1,532 |
| Software transition related costs | 2,967 | - | 5,934 | - |
| Casualty-related charges/(recoveries) | 3,382 | 998 | 6,679 | 7,276 |
| **Total impact of adjustments to FFO** | $ 10,951 | $ 5,395 | $ 21,730 | $ 9,636 |
| **FFO as Adjusted attributable to common stockholders and unitholders, diluted** | $ 227,543 | $ 221,124 | $ 446,614 | $ 438,820 |
| **FFO as Adjusted per weighted average common share and unit, diluted** | $ 0.64 | $ 0.62 | $ 1.25 | $ 1.23 |
| Recurring capital expenditures, inclusive of unconsolidated joint ventures | (29,201) | (26,290) | (47,606) | (43,598) |
| **AFFO attributable to common stockholders and unitholders, diluted** | $ 198,342 | $ 194,834 | $ 399,008 | $ 395,222 |
| **AFFO per weighted average common share and unit, diluted** | $ 0.56 | $ 0.55 | $ 1.12 | $ 1.11 |

(1) See Attachment 14 for definitions and other terms.
(2) Series E cumulative convertible preferred shares are dilutive for purposes of calculating FFO per share for the three and six months ended June 30, 2025 and June 30, 2024. Consequently, distributions to Series E cumulative convertible preferred stockholders are added to FFO and the weighted average number of Series E cumulative convertible preferred shares are included in the denominator when calculating FFO per common share and unit, diluted.



# Attachment 3

## Consolidated Balance Sheets
## (Unaudited) [1]

| In thousands, except share and per share amounts | | June 30, 2025 | | December 31, 2024 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Real estate owned: | | | | |
| Real estate held for investment | $ | 16,270,190 | $ | 15,994,794 |
| Less: accumulated depreciation | | (7,157,371) | | (6,836,920) |
| Real estate held for investment, net | | 9,112,819 | | 9,157,874 |
| Real estate under development | | | | |
| (net of accumulated depreciation of $0 and $0) | | 41,108 | | - |
| Real estate held for disposition | | | | |
| (net of accumulated depreciation of $0 and $64,106) | | - | | 154,463 |
| Total real estate owned, net of accumulated depreciation | | 9,153,927 | | 9,312,337 |
| Cash and cash equivalents | | 1,532 | | 1,326 |
| Restricted cash | | 33,577 | | 34,101 |
| Notes receivable, net | | 143,492 | | 247,849 |
| Investment in and advances to unconsolidated joint ventures, net [2] | | 879,781 | | 917,483 |
| Operating lease right-of-use assets | | 185,125 | | 186,997 |
| Other assets [2] | | 249,651 | | 197,493 |
| Total assets | $ | 10,647,085 | $ | 10,897,586 |
| **LIABILITIES AND EQUITY** | | | | |
| Liabilities: | | | | |
| Secured debt | $ | 1,136,046 | $ | 1,139,331 |
| Unsecured debt | | 4,639,537 | | 4,687,634 |
| Operating lease liabilities | | 180,433 | | 182,275 |
| Real estate taxes payable | | 42,507 | | 46,403 |
| Accrued interest payable | | 51,718 | | 52,631 |
| Security deposits and prepaid rent | | 51,698 | | 61,592 |
| Distributions payable | | 153,662 | | 151,720 |
| Accounts payable, accrued expenses, and other liabilities | | 108,353 | | 115,105 |
| Total liabilities | | 6,363,954 | | 6,436,691 |
| Redeemable noncontrolling interests in the OP and DownREIT Partnership | | 957,980 | | 1,017,355 |
| Equity: | | | | |
| Preferred stock, no par value; 50,000,000 shares authorized at June 30, 2025 and December 31, 2024: | | | | |
| 2,600,678 shares of 8.00% Series E Cumulative Convertible issued | | | | |
| and outstanding (2,600,678 shares at December 31, 2024) | | 43,192 | | 43,192 |
| 10,272,196 shares of Series F outstanding (10,424,485 shares at December 31, 2024) | | 1 | | 1 |
| Common stock, $0.01 par value; 450,000,000 shares authorized at June 30, 2025 and December 31, 2024: | | | | |
| 331,291,669 shares issued and outstanding (330,858,719 shares at December 31, 2024) | | 3,313 | | 3,309 |
| Additional paid-in capital | | 7,582,852 | | 7,572,480 |
| Distributions in excess of net income | | (4,305,702) | | (4,179,415) |
| Accumulated other comprehensive income/(loss), net | | 1,160 | | 3,638 |
| Total stockholders' equity | | 3,324,816 | | 3,443,205 |
| Noncontrolling interests | | 335 | | 335 |
| Total equity | | 3,325,151 | | 3,443,540 |
| Total liabilities and equity | $ | 10,647,085 | $ | 10,897,586 |

(1) See Attachment 14 for definitions and other terms.

(2) As of June 30, 2025, UDR's residential accounts receivable balance, net of its reserve, was $5.3 million, including its share from unconsolidated joint ventures. The unreserved amount is based on probability of collection.



# Attachment 4(A)

## Selected Financial Information
## (Unaudited) [1]

| Common Stock and Equivalents | June 30, 2025 | December 31, 2024 |
|---|---|---|
| Common shares | 331,291,669 | 330,858,719 |
| Restricted unit and common stock equivalents | 379,044 | 1,043,568 |
| Operating and DownREIT Partnership units | 22,864,543 | 22,689,109 |
| Series E cumulative convertible preferred shares [2] | 2,815,608 | 2,815,608 |
| Total common shares, OP/DownREIT units, and common stock equivalents | 357,350,864 | 357,407,004 |

| Weighted Average Number of Shares Outstanding | 2Q 2025 | 2Q 2024 |
|---|---|---|
| Weighted average number of common shares and OP/DownREIT units outstanding - basic | 353,616,958 | 353,380,151 |
| Weighted average number of OP/DownREIT units outstanding | (22,838,737) | (24,323,880) |
| Weighted average number of common shares outstanding - basic per the Consolidated Statements of Operations | 330,778,221 | 329,056,271 |
| | | |
| Weighted average number of common shares, OP/DownREIT units, and common stock equivalents outstanding - diluted | 357,369,234 | 356,746,794 |
| Weighted average number of OP/DownREIT units outstanding | (22,838,737) | (24,323,880) |
| Weighted average number of Series E cumulative convertible preferred shares outstanding | (2,815,608) | (2,851,268) |
| Weighted average number of common shares outstanding - diluted per the Consolidated Statements of Operations | 331,714,889 | 329,571,646 |

| | Year-to-Date 2025 | Year-to-Date 2024 |
|---|---|---|
| Weighted average number of common shares and OP/DownREIT units outstanding - basic | 353,572,418 | 353,310,595 |
| Weighted average number of OP/DownREIT units outstanding | (22,868,799) | (24,370,882) |
| Weighted average number of common shares outstanding - basic per the Consolidated Statements of Operations | 330,703,619 | 328,939,713 |
| | | |
| Weighted average number of common shares, OP/DownREIT units, and common stock equivalents outstanding - diluted | 357,400,910 | 356,584,329 |
| Weighted average number of OP/DownREIT units outstanding | (22,868,799) | (24,370,882) |
| Weighted average number of Series E cumulative convertible preferred shares outstanding | (2,815,608) | (2,879,795) |
| Weighted average number of common shares outstanding - diluted per the Consolidated Statements of Operations | 331,716,503 | 329,333,652 |

(1) See Attachment 14 for definitions and other terms.
(2) At June 30, 2025 and December 31, 2024 there were 2,600,678 of Series E cumulative convertible preferred shares outstanding, which is equivalent to 2,815,608 shares of common stock if converted (after adjusting for the special dividend paid in 2008).



# Attachment 4(B)

## Selected Financial Information
## June 30, 2025
## (Unaudited) [1]

| Debt Structure, In thousands | | Balance | % of Total | Weighted Average Interest Rate | Weighted Average Years to Maturity [2] |
|---|---|---|---|---|---|
| **Secured** | Fixed | $ 1,112,566 | 19.2% | 3.49% | 3.5 |
| | Floating | 27,000 | 0.5% | 3.02% | 6.7 |
| | Combined | 1,139,566 | 19.7% | 3.48% | 3.6 |
| **Unsecured** | Fixed | 4,225,000 [3] | 73.0% | 3.08% | 5.4 |
| | Floating | 425,215 | 7.3% | 4.93% | 0.7 |
| | Combined | 4,650,215 | 80.3% | 3.25% | 5.0 |
| **Total Debt** | Fixed | 5,337,566 | 92.2% | 3.17% | 5.0 |
| | Floating | 452,215 | 7.8% | 4.81% | 1.1 |
| | Combined | 5,789,781 | 100.0% | 3.30% | 4.7 |
| | Total Non-Cash Adjustments [4] | (14,198) | | | |
| | **Total per Balance Sheet** | $ 5,775,583 | | 3.35% | |

### Debt Maturities, In thousands

| | Secured Debt [5] | Unsecured Debt | Revolving Credit Facilities & Comm. Paper [2] [6] [7] | Balance | % of Total | Weighted Average Interest Rate |
|---|---|---|---|---|---|---|
| 2025 | $ 175,091 | $ - | $ 220,000 | $ 395,091 | 6.8% | 4.22% |
| 2026 | 56,672 | 300,000 | 30,215 | 386,887 | 6.7% | 3.18% |
| 2027 | 6,939 | 650,000 | - | 656,939 | 11.3% | 3.66% |
| 2028 | 166,526 | 300,000 | - | 466,526 | 8.1% | 3.72% |
| 2029 | 315,811 | 300,000 | - | 615,811 | 10.6% | 3.93% |
| 2030 | 230,597 | 600,000 | - | 830,597 | 14.4% | 3.34% |
| 2031 | 160,930 | 600,000 | - | 760,930 | 13.1% | 2.92% |
| 2032 | 27,000 | 400,000 | - | 427,000 | 7.4% | 2.16% |
| 2033 | - | 650,000 | - | 650,000 | 11.2% | 1.99% |
| 2034 | - | 600,000 | - | 600,000 | 10.4% | 4.04% |
| Thereafter | - | - | - | - | - | - |
| | 1,139,566 | 4,400,000 | 250,215 | 5,789,781 | 100.0% | 3.30% |
| Total Non-Cash Adjustments [4] | (3,520) | (10,678) | - | (14,198) | | |
| **Total per Balance Sheet** | $ 1,136,046 | $ 4,389,322 | $ 250,215 | $ 5,775,583 | | 3.35% |

(1) See Attachment 14 for definitions and other terms.

(2) The 2025 maturity reflects the $220.0 million of principal outstanding at an interest rate of 4.65%, the equivalent of SOFR plus a spread of 33.0 basis points, on the Company's unsecured commercial paper program as of June 30, 2025. Under the terms of the program the Company may issue up to a maximum aggregate amount outstanding of $700.0 million. If the commercial paper was refinanced using the line of credit, the weighted average years to maturity would be 4.9 years with extensions and 4.8 years without extensions.

(3) Includes amounts on our $350.0 million unsecured Term Loan that have been swapped to fixed. The amounts swapped to fixed are $175.0 million at a weighted average rate of 1.43% that expired in July 2025. The amounts that have not been swapped to fixed carry an interest rate of adjusted SOFR plus 83.0 basis points. The $350.0 million Term Loan has a maturity date of January 2027 plus a one-year extension option.

(4) Includes the unamortized balance of fair market value adjustments, premiums/discounts and deferred financing costs.

(5) Includes principal amortization, as applicable.

(6) There were no borrowings outstanding on our $1.3 billion line of credit at June 30, 2025. The facility has a maturity date of August 2028, plus two six-month extension options and currently carries an interest rate equal to adjusted SOFR plus 77.5 basis points.

(7) There was $30.2 million outstanding on our $75.0 million working capital credit facility at June 30, 2025. The facility has a maturity date of January 2026. The working capital credit facility currently carries an interest rate equal to adjusted SOFR plus 77.5 basis points.



# Attachment 4(C)

## Selected Financial Information

### (Dollars in Thousands)

### (Unaudited) [1]

| Coverage Ratios | Quarter Ended June 30, 2025 |
|---|---|
| Net income/(loss) | $ 40,229 |
| Adjustments: | |
| Interest expense, including debt extinguishment and other associated costs | 48,665 |
| Real estate depreciation and amortization | 163,191 |
| Other depreciation and amortization | 7,387 |
| Tax provision/(benefit), net | 258 |
| Net (gain)/loss on consolidation | (286) |
| Adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures | 18,046 |
| EBITDAre | $ 277,490 |
| Casualty-related charges/(recoveries), net | 3,382 |
| Legal and other costs | 3,358 |
| Realized and unrealized (gain)/loss on real estate technology investments | 62 |
| Severance costs | 1,024 |
| (Income)/loss from unconsolidated entities | (3,629) |
| Adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures | (18,046) |
| Management fee expense on unconsolidated joint ventures | (880) |
| Consolidated EBITDAre - adjusted for non-recurring items | $ 262,761 |
| Annualized consolidated EBITDAre - adjusted for non-recurring items | $ 1,051,044 |
| Interest expense, including debt extinguishment and other associated costs | 48,665 |
| Capitalized interest expense | 2,068 |
| Total interest | $ 50,733 |
| Preferred dividends | $ 1,211 |
| Total debt | $ 5,775,583 |
| Cash | (1,532) |
| Net debt | $ 5,774,051 |
| **Consolidated Interest Coverage Ratio - adjusted for non-recurring items** | **5.2x** |
| **Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items** | **5.1x** |
| **Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items** | **5.5x** |

## Debt Covenant Overview

### Unsecured Line of Credit Covenants [2]

| | Required | Actual | Compliance |
|---|---|---|---|
| Maximum Leverage Ratio | ≤60.0% | 31.0% [2] | Yes |
| Minimum Fixed Charge Coverage Ratio | ≥1.5x | 4.8x | Yes |
| Maximum Secured Debt Ratio | ≤40.0% | 9.7% | Yes |
| Minimum Unencumbered Pool Leverage Ratio | ≥150.0% | 378.8% | Yes |

### Senior Unsecured Note Covenants [3]

| | Required | Actual | Compliance |
|---|---|---|---|
| Debt as a percentage of Total Assets | ≤65.0% | 32.5% [3] | Yes |
| Consolidated Income Available for Debt Service to Annual Service Charge | ≥1.5x | 5.7x | Yes |
| Secured Debt as a percentage of Total Assets | ≤40.0% | 6.4% | Yes |
| Total Unencumbered Assets to Unsecured Debt | ≥150.0% | 320.0% | Yes |

### Securities Ratings

| | Debt | Outlook | Commercial Paper |
|---|---|---|---|
| Moody's Investors Service | Baa1 | Stable | P-2 |
| S&P Global Ratings | BBB+ | Stable | A-2 |

| Asset Summary | Number of Homes | 2Q 2025 NOI [1] ($000s) | % of NOI | Gross Carrying Value ($000s) | % of Total Gross Carrying Value |
|---|---|---|---|---|---|
| Unencumbered assets | 46,868 | $ 252,874 | 87.1% | $ 14,264,633 | 87.5% |
| Encumbered assets | 8,940 | 37,506 | 12.9% | 2,046,665 | 12.5% |
| | 55,808 | $ 290,380 | 100.0% | $ 16,311,298 | 100.0% |

(1) See Attachment 14 for definitions and other terms.
(2) As defined in our credit agreement dated September 15, 2021, as amended.
(3) As defined in our indenture dated November 1, 1995 as amended, supplemented or modified from time to time.



# Attachment 5

## Operating Information
### (Unaudited) [1]

| Dollars in thousands | Total Homes | Quarter Ended June 30, 2025 | Quarter Ended March 31, 2025 | Quarter Ended December 31, 2024 | Quarter Ended September 30, 2024 | Quarter Ended June 30, 2024 |
|---|---|---|---|---|---|---|
| **Revenues** | | | | | | |
| Same-Store Communities | **54,915** | $ **410,518** | $ 408,503 | $ 406,482 | $ 404,241 | $ 400,515 |
| Stabilized, Non-Mature Communities | **415** | **3,613** | 3,232 | 2,606 | 1,858 | 821 |
| Acquired Communities | **478** | **1,056** | - | - | - | - |
| Non-Residential / Other | **-** | **7,814** | 7,659 | 7,164 | 7,776 | 7,866 |
| Total | **55,808** | $ **423,001** | $ 419,394 | $ 416,252 | $ 413,875 | $ 409,202 |
| | | | | | | |
| **Expenses** | | | | | | |
| Same-Store Communities | | $ **127,163** | $ 129,940 | $ 125,879 | $ 127,871 | $ 125,043 |
| Stabilized, Non-Mature Communities | | **1,423** | 1,529 | 1,114 | 1,083 | 856 |
| Acquired Communities | | **511** | - | - | - | - |
| Non-Residential / Other | | **3,524** | 3,072 | 1,435 | 3,522 | 2,322 |
| Total [2] | | $ **132,621** | $ 134,541 | $ 128,428 | $ 132,476 | $ 128,221 |
| | | | | | | |
| **Net Operating Income** | | | | | | |
| Same-Store Communities | | $ **283,355** | $ 278,563 | $ 280,603 | $ 276,370 | $ 275,472 |
| Stabilized, Non-Mature Communities | | **2,190** | 1,703 | 1,492 | 775 | (35) |
| Acquired Communities | | **545** | - | - | - | - |
| Non-Residential / Other | | **4,290** | 4,587 | 5,729 | 4,254 | 5,544 |
| Total | | $ **290,380** | $ 284,853 | $ 287,824 | $ 281,399 | $ 280,981 |
| | | | | | | |
| **Operating Margin** | | | | | | |
| Same-Store Communities | | **69.0%** | 68.2% | 69.0% | 68.4% | 68.8% |
| | | | | | | |
| **Weighted Average Physical Occupancy** | | | | | | |
| Same-Store Communities | | **96.9%** | 97.2% | 96.8% | 96.3% | 96.8% |
| Stabilized, Non-Mature Communities | | **94.5%** | 85.1% | 67.1% | 48.9% | 26.9% |
| Acquired Communities | | **84.8%** | - | - | - | - |
| Other [3] | | **-** | - | 97.6% | 98.2% | 98.4% |
| Total | | **96.7%** | 97.2% | 96.6% | 95.9% | 96.4% |
| | | | | | | |
| **Sold and Held for Disposition Communities** | | | | | | |
| Revenues | **-** | $ **-** | $ 442 | $ 4,188 | $ 4,213 | $ 4,126 |
| Expenses [2] | | **-** | 194 | 1,008 | 1,190 | 1,106 |
| Net Operating Income/(Loss) | | $ **-** | $ 248 | $ 3,180 | $ 3,023 | $ 3,020 |
| | | | | | | |
| Total | **55,808** | $ **290,380** | $ 285,101 | $ 291,004 | $ 284,422 | $ 284,001 |

(1) See Attachment 14 for definitions and other terms.
(2) The summation of Total expenses and Sold and Held for Disposition Communities expenses above agrees to the summation of property operating and maintenance and real estate taxes and insurance expenses on Attachment 1.
(3) Includes occupancy of Sold and Held for Disposition Communities.



# Attachment 6

## Same-Store Operating Expense Information
### (Dollars in Thousands)
### (Unaudited) [1]

| Year-Over-Year Comparison | % of 2Q 2025 SS Operating Expenses | 2Q 2025 | | 2Q 2024 | | % Change |
|---|---|---|---|---|---|---|
| Personnel | 14.9% | $ | 18,902 | $ | 17,685 | 6.9% |
| Utilities | 14.1% | | 17,867 | | 17,024 | 4.9% |
| Repair and maintenance | 20.4% | | 26,008 | | 24,273 | 7.1% |
| Administrative and marketing | 7.9% | | 10,006 | | 8,974 | 11.5% |
| Controllable expenses | 57.3% | | 72,783 | | 67,956 | 7.1% |
| | | | | | | |
| Real estate taxes | 38.5% | $ | 49,071 | $ | 50,871 | -3.5% |
| Insurance | 4.2% | | 5,309 | | 6,216 | -14.6% |
| Same-Store operating expenses | 100.0% | $ | 127,163 | $ | 125,043 | 1.7% |
| | | | | | | |
| Same-Store Homes | | | 54,915 | | | |

| Sequential Comparison | % of 2Q 2025 SS Operating Expenses | 2Q 2025 | | 1Q 2025 | | % Change |
|---|---|---|---|---|---|---|
| Personnel | 14.9% | $ | 18,902 | $ | 19,539 | -3.3% |
| Utilities | 14.1% | | 17,867 | | 19,217 | -7.0% |
| Repair and maintenance | 20.4% | | 26,008 | | 24,934 | 4.3% |
| Administrative and marketing | 7.9% | | 10,006 | | 9,698 | 3.2% |
| Controllable expenses | 57.3% | | 72,783 | | 73,388 | -0.8% |
| | | | | | | |
| Real estate taxes | 38.5% | $ | 49,071 | $ | 51,347 | -4.4% |
| Insurance | 4.2% | | 5,309 | | 5,205 | 2.0% |
| Same-Store operating expenses | 100.0% | $ | 127,163 | $ | 129,940 | -2.1% |
| | | | | | | |
| Same-Store Homes | | | 54,915 | | | |

| Year-to-Date Comparison | % of YTD 2025 SS Operating Expenses | YTD 2025 | | YTD 2024 | | % Change |
|---|---|---|---|---|---|---|
| Personnel | 14.9% | $ | 37,907 | $ | 36,066 | 5.1% |
| Utilities | 14.3% | | 36,614 | | 34,942 | 4.8% |
| Repair and maintenance | 19.7% | | 50,355 | | 48,513 | 3.8% |
| Administrative and marketing | 7.6% | | 19,306 | | 17,096 | 12.9% |
| Controllable expenses | 56.5% | | 144,182 | | 136,617 | 5.5% |
| | | | | | | |
| Real estate taxes | 39.3% | $ | 100,406 | $ | 100,398 | 0.0% |
| Insurance | 4.2% | | 10,610 | | 12,217 | -13.2% |
| Same-Store operating expenses | 100.0% | $ | 255,198 | $ | 249,232 | 2.4% |
| | | | | | | |
| Same-Store Homes | | | 54,442 | | | |

(1)  See Attachment 14 for definitions and other terms.



# Attachment 7(A)

## Apartment Home Breakout
## Portfolio Overview as of Quarter Ended
## June 30, 2025
## (Unaudited) [1]

| | Same-Store Homes | Non-Mature Homes [2] | Total Consolidated Homes | Unconsolidated Joint Venture Operating Homes [3] | Total Homes (incl. JV) [3] | Revenue Per Occupied Home (Incl. JV at Share) [4] |
|---|---|---|---|---|---|---|
| **West Region** | | | | | | |
| Orange County, CA | 4,305 | - | 4,305 | 701 | 5,006 | $ 3,161 |
| San Francisco, CA | 3,317 | - | 3,317 | 602 | 3,919 | 3,647 |
| Seattle, WA | 2,702 | - | 2,702 | 284 | 2,986 | 2,947 |
| Monterey Peninsula, CA | 1,567 | - | 1,567 | - | 1,567 | 2,377 |
| Los Angeles, CA | 1,225 | - | 1,225 | 340 | 1,565 | 3,424 |
| | **13,116** | **-** | **13,116** | **1,927** | **15,043** | |
| **Mid-Atlantic Region** | | | | | | |
| Metropolitan DC | 9,119 | - | 9,119 | 360 | 9,479 | 2,474 |
| Baltimore, MD | 2,219 | - | 2,219 | - | 2,219 | 2,010 |
| Richmond, VA | 1,359 | - | 1,359 | - | 1,359 | 1,939 |
| | **12,697** | **-** | **12,697** | **360** | **13,057** | |
| **Northeast Region** | | | | | | |
| Boston, MA | 4,667 | - | 4,667 | 876 | 5,543 | 3,281 |
| New York, NY | 1,945 | - | 1,945 | 710 | 2,655 | 5,184 |
| Philadelphia, PA | 1,172 | 478 | 1,650 | 290 | 1,940 | 2,455 |
| | **7,784** | **478** | **8,262** | **1,876** | **10,138** | |
| **Southeast Region** | | | | | | |
| Tampa, FL | 3,877 | 330 | 4,207 | - | 4,207 | 2,227 |
| Orlando, FL | 3,493 | - | 3,493 | - | 3,493 | 1,922 |
| Nashville, TN | 2,261 | - | 2,261 | - | 2,261 | 1,740 |
| | **9,631** | **330** | **9,961** | **-** | **9,961** | |
| **Southwest Region** | | | | | | |
| Dallas, TX | 7,364 | 85 | 7,449 | - | 7,449 | 1,798 |
| Austin, TX | 1,880 | - | 1,880 | - | 1,880 | 1,805 |
| | **9,244** | **85** | **9,329** | **-** | **9,329** | |
| **Other Markets [5]** | **2,443** | **-** | **2,443** | **264** | **2,707** | 2,636 |
| **Totals** | **54,915** | **893** | **55,808** | **4,427** | **60,235** | **$ 2,614** |
| **Communities [6]** | **165** | **3** | **168** | **18** | **186** | |

| | Homes | Communities |
|---|---|---|
| **Total completed homes** | **60,235** | **186** |
| Under Development [7] | 300 | 1 |
| **Total Quarter-end homes and communities** | **60,535** | **187** |

(1)  See Attachment 14 for definitions and other terms.

(2)  Represents homes included in Stabilized, Non-Mature, Acquired, Development, Redevelopment and Non-Residential/Other Communities categories on Attachment 5.  Excludes development homes not yet completed and Sold and Held for Disposition Communities.

(3)  Represents joint venture operating homes at 100 percent.  Excludes joint venture held for disposition communities.  See Attachment 10 for UDR's joint venture and partnership ownership interests.

(4)  Represents joint ventures at UDR's ownership interests.  Excludes joint venture held for disposition communities.  See Attachment 10 for UDR's joint venture and partnership ownership interests.

(5)  Other Markets include Denver (510 homes), Palm Beach (636 homes), Inland Empire (658 homes), San Diego (163 wholly owned, 264 JV homes) and Portland (476 homes).

(6)  Represents communities where 100 percent of all development homes have been completed.

(7)  See Attachment 9 for UDR's developments and ownership interests.



# Attachment 7(B)

## Non-Mature Home Summary and Net Operating Income by Market
## June 30, 2025
## (Unaudited) [1]

### Non-Mature Home Breakout - By Date

| Community | Category | # of Homes | Market | Same-Store Quarter [2] |
|---|---|---|---|---|
| Villas at Fiori | Stabilized, Non-Mature | 85 | Dallas, TX | 2Q26 |
| 101 N. Meridian | Stabilized, Non-Mature | 330 | Tampa, FL | 3Q26 |
| Broadridge | Acquired | 478 | Philadelphia, PA | 4Q27 |
| **Total** | | **893** | | |

### Net Operating Income Breakout By Market

| Region | As a % of NOI Same-Store | Total | Region | As a % of NOI Same-Store | Total |
|---|---|---|---|---|---|
| **West Region** | | | **Southeast Region** | | |
| Orange County, CA | 10.8% | 11.0% | Tampa, FL | 5.7% | 5.8% |
| San Francisco, CA | 8.9% | 9.1% | Orlando, FL | 4.7% | 4.3% |
| Seattle, WA | 6.1% | 6.3% | Nashville, TN | 2.8% | 2.6% |
| Monterey Peninsula, CA | 2.8% | 2.6% | | **13.2%** | **12.7%** |
| Los Angeles, CA | 2.8% | 3.0% | **Southwest Region** | | |
| | **31.4%** | **32.0%** | Dallas, TX | 8.6% | 8.2% |
| **Mid-Atlantic Region** | | | Austin, TX | 2.0% | 1.9% |
| Metropolitan DC | 15.9% | 15.2% | | **10.6%** | **10.1%** |
| Baltimore, MD | 3.0% | 2.8% | | | |
| Richmond, VA | 2.1% | 1.9% | **Other Markets** [3] | **4.7%** | **4.7%** |
| | **21.0%** | **19.9%** | | | |
| **Northeast Region** | | | | | |
| Boston, MA | 11.3% | 11.4% | | | |
| New York, NY | 5.7% | 6.6% | | | |
| Philadelphia, PA | 2.1% | 2.6% | | | |
| | **19.1%** | **20.6%** | **Total** | **100.0%** | **100.0%** |

(1)  See Attachment 14 for definitions and other terms.
(2)  Estimated Same-Store quarter represents the quarter UDR anticipates contributing the community to the QTD same-store pool.
(3)  See Attachment 7(A), footnote 5 for details regarding location of the Other Markets.



# Attachment 8(A)

## Same-Store Operating Information By Major Market
## Current Quarter vs. Prior Year Quarter
## June 30, 2025
## (Unaudited) [1]

| | Total Same-Store Homes | % of Same-Store Portfolio Based on 2Q 2025 NOI | Same-Store | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | | | Physical Occupancy | | | Total Revenue per Occupied Home | | |
| | | | 2Q 25 | 2Q 24 | Change | 2Q 25 | 2Q 24 | Change |
| **West Region** | | | | | | | | |
| Orange County, CA | 4,305 | 10.8% | **97.0%** | 96.8% | 0.2% | $ **3,166** | $ 3,081 | 2.8% |
| San Francisco, CA | 3,317 | 8.9% | **97.5%** | 96.2% | 1.3% | **3,545** | 3,449 | 2.8% |
| Seattle, WA | 2,702 | 6.1% | **96.8%** | 97.0% | -0.2% | **2,956** | 2,853 | 3.6% |
| Monterey Peninsula, CA | 1,567 | 2.8% | **96.3%** | 95.4% | 0.9% | **2,377** | 2,393 | -0.7% |
| Los Angeles, CA | 1,225 | 2.8% | **96.0%** | 96.2% | -0.2% | **3,250** | 3,150 | 3.2% |
| | **13,116** | **31.4%** | **96.9%** | **96.5%** | **0.4%** | **3,133** | **3,052** | **2.7%** |
| **Mid-Atlantic Region** | | | | | | | | |
| Metropolitan DC | 9,119 | 15.9% | **97.0%** | 97.3% | -0.3% | **2,482** | 2,359 | 5.2% |
| Baltimore, MD | 2,219 | 3.0% | **96.7%** | 96.4% | 0.3% | **2,010** | 1,944 | 3.4% |
| Richmond, VA | 1,359 | 2.1% | **96.9%** | 96.6% | 0.3% | **1,939** | 1,870 | 3.7% |
| | **12,697** | **21.0%** | **97.0%** | **97.1%** | **-0.1%** | **2,339** | **2,235** | **4.7%** |
| **Northeast Region** | | | | | | | | |
| Boston, MA | 4,667 | 11.3% | **96.9%** | 97.0% | -0.1% | **3,321** | 3,195 | 3.9% |
| New York, NY | 1,945 | 5.7% | **97.9%** | 97.5% | 0.4% | **5,116** | 4,921 | 4.0% |
| Philadelphia, PA | 1,172 | 2.1% | **97.0%** | 96.7% | 0.3% | **2,551** | 2,562 | -0.4% |
| | **7,784** | **19.1%** | **97.2%** | **97.0%** | **0.2%** | **3,657** | **3,537** | **3.4%** |
| **Southeast Region** | | | | | | | | |
| Tampa, FL | 3,877 | 5.7% | **96.6%** | 96.6% | 0.0% | **2,165** | 2,150 | 0.7% |
| Orlando, FL | 3,493 | 4.7% | **96.3%** | 96.7% | -0.4% | **1,922** | 1,930 | -0.4% |
| Nashville, TN | 2,261 | 2.8% | **96.2%** | 96.6% | -0.4% | **1,740** | 1,762 | -1.2% |
| | **9,631** | **13.2%** | **96.4%** | **96.6%** | **-0.2%** | **1,977** | **1,979** | **-0.1%** |
| **Southwest Region** | | | | | | | | |
| Dallas, TX | 7,364 | 8.6% | **97.0%** | 96.7% | 0.3% | **1,779** | 1,791 | -0.7% |
| Austin, TX | 1,880 | 2.0% | **97.2%** | 96.7% | 0.5% | **1,805** | 1,856 | -2.7% |
| | **9,244** | **10.6%** | **97.0%** | **96.7%** | **0.3%** | **1,784** | **1,804** | **-1.1%** |
| **Other Markets** | **2,443** | **4.7%** | **96.4%** | **96.7%** | **-0.3%** | **2,621** | **2,579** | **1.6%** |
| **Total/Weighted Avg.** | **54,915** | **100.0%** | **96.9%** | **96.8%** | **0.1%** | $ **2,572** | $ **2,512** | **2.4%** |

(1)  See Attachment 14 for definitions and other terms.



# Attachment 8(B)

### Same-Store Operating Information By Major Market
### Current Quarter vs. Prior Year Quarter
### June 30, 2025
### (Unaudited) [1]

| | Total Same-Store Homes | Same-Store ($000s) | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Revenues | | | Expenses | | | Net Operating Income | | |
| | | 2Q 25 | 2Q 24 | Change | 2Q 25 | 2Q 24 | Change | 2Q 25 | 2Q 24 | Change |
| **West Region** | | | | | | | | | | |
| Orange County, CA | 4,305 | $ 39,659 | $ 38,513 | 3.0% | $ 8,743 | $ 8,158 | 7.2% | $ 30,916 | $ 30,355 | 1.9% |
| San Francisco, CA | 3,317 | 34,392 | 33,020 | 4.2% | 9,268 | 10,498 | -11.7% | 25,124 | 22,522 | 11.6% |
| Seattle, WA | 2,702 | 23,198 | 22,433 | 3.4% | 5,987 | 6,215 | -3.7% | 17,211 | 16,218 | 6.1% |
| Monterey Peninsula, CA | 1,567 | 10,761 | 10,730 | 0.3% | 2,815 | 2,437 | 15.5% | 7,946 | 8,293 | -4.2% |
| Los Angeles, CA | 1,225 | 11,465 | 11,138 | 2.9% | 3,607 | 3,051 | 18.2% | 7,858 | 8,087 | -2.8% |
| | 13,116 | 119,475 | 115,834 | 3.1% | 30,420 | 30,359 | 0.2% | 89,055 | 85,475 | 4.2% |
| **Mid-Atlantic Region** | | | | | | | | | | |
| Metropolitan DC | 9,119 | 65,861 | 62,803 | 4.9% | 20,700 | 20,129 | 2.8% | 45,161 | 42,674 | 5.8% |
| Baltimore, MD | 2,219 | 12,939 | 12,495 | 3.6% | 4,451 | 4,272 | 4.2% | 8,488 | 8,223 | 3.2% |
| Richmond, VA | 1,359 | 7,661 | 7,364 | 4.0% | 1,769 | 1,829 | -3.3% | 5,892 | 5,535 | 6.4% |
| | 12,697 | 86,461 | 82,662 | 4.6% | 26,920 | 26,230 | 2.6% | 59,541 | 56,432 | 5.5% |
| **Northeast Region** | | | | | | | | | | |
| Boston, MA | 4,667 | 45,050 | 43,394 | 3.8% | 13,092 | 12,206 | 7.3% | 31,958 | 31,188 | 2.5% |
| New York, NY | 1,945 | 29,226 | 27,999 | 4.4% | 13,103 | 12,454 | 5.2% | 16,123 | 15,545 | 3.7% |
| Philadelphia, PA | 1,172 | 8,699 | 8,710 | -0.1% | 2,847 | 2,860 | -0.4% | 5,852 | 5,850 | 0.0% |
| | 7,784 | 82,975 | 80,103 | 3.6% | 29,042 | 27,520 | 5.5% | 53,933 | 52,583 | 2.6% |
| **Southeast Region** | | | | | | | | | | |
| Tampa, FL | 3,877 | 24,328 | 24,154 | 0.7% | 8,234 | 8,079 | 1.9% | 16,094 | 16,075 | 0.1% |
| Orlando, FL | 3,493 | 19,397 | 19,552 | -0.8% | 6,170 | 6,217 | -0.8% | 13,227 | 13,335 | -0.8% |
| Nashville, TN | 2,261 | 11,352 | 11,544 | -1.7% | 3,235 | 3,201 | 1.1% | 8,117 | 8,343 | -2.7% |
| | 9,631 | 55,077 | 55,250 | -0.3% | 17,639 | 17,497 | 0.8% | 37,438 | 37,753 | -0.8% |
| **Southwest Region** | | | | | | | | | | |
| Dallas, TX | 7,364 | 38,114 | 38,268 | -0.4% | 13,758 | 14,048 | -2.1% | 24,356 | 24,220 | 0.6% |
| Austin, TX | 1,880 | 9,895 | 10,121 | -2.2% | 4,171 | 4,256 | -2.0% | 5,724 | 5,865 | -2.4% |
| | 9,244 | 48,009 | 48,389 | -0.8% | 17,929 | 18,304 | -2.1% | 30,080 | 30,085 | 0.0% |
| **Other Markets** | 2,443 | 18,521 | 18,277 | 1.3% | 5,213 | 5,133 | 1.6% | 13,308 | 13,144 | 1.2% |
| **Total** | 54,915 | $ 410,518 | $ 400,515 | 2.5% | $ 127,163 | $ 125,043 | 1.7% | $ 283,355 | $ 275,472 | 2.9% |

(1) See Attachment 14 for definitions and other terms.



# Attachment 8(C)

## Same-Store Operating Information By Major Market
## Current Quarter vs. Last Quarter
## June 30, 2025
## (Unaudited) [1]

| | Total Same-Store Homes | Same-Store | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | Physical Occupancy | | | Total Revenue per Occupied Home | | |
| | | 2Q 25 | 1Q 25 | Change | 2Q 25 | 1Q 25 | Change |
| **West Region** | | | | | | | |
| Orange County, CA | 4,305 | **97.0%** | 97.3% | -0.3% | $ **3,166** | $ 3,127 | 1.2% |
| San Francisco, CA | 3,317 | **97.5%** | 97.2% | 0.3% | **3,545** | 3,499 | 1.3% |
| Seattle, WA | 2,702 | **96.8%** | 97.7% | -0.9% | **2,956** | 2,923 | 1.1% |
| Monterey Peninsula, CA | 1,567 | **96.3%** | 96.0% | 0.3% | **2,377** | 2,365 | 0.5% |
| Los Angeles, CA | 1,225 | **96.0%** | 97.3% | -1.3% | **3,250** | 3,268 | -0.6% |
| | **13,116** | **96.9%** | **97.2%** | **-0.3%** | **3,133** | **3,102** | **1.0%** |
| **Mid-Atlantic Region** | | | | | | | |
| Metropolitan DC | 9,119 | **97.0%** | 97.7% | -0.7% | **2,482** | 2,459 | 0.9% |
| Baltimore, MD | 2,219 | **96.7%** | 97.3% | -0.6% | **2,010** | 1,997 | 0.7% |
| Richmond, VA | 1,359 | **96.9%** | 96.8% | 0.1% | **1,939** | 1,919 | 1.0% |
| | **12,697** | **97.0%** | **97.5%** | **-0.5%** | **2,339** | **2,321** | **0.9%** |
| **Northeast Region** | | | | | | | |
| Boston, MA | 4,667 | **96.9%** | 97.2% | -0.3% | **3,321** | 3,296 | 0.8% |
| New York, NY | 1,945 | **97.9%** | 98.0% | -0.1% | **5,116** | 5,036 | 1.6% |
| Philadelphia, PA | 1,172 | **97.0%** | 97.0% | 0.0% | **2,551** | 2,522 | 1.1% |
| | **7,784** | **97.2%** | **97.3%** | **-0.1%** | **3,657** | **3,621** | **1.0%** |
| **Southeast Region** | | | | | | | |
| Tampa, FL | 3,877 | **96.6%** | 97.3% | -0.7% | **2,165** | 2,143 | 1.0% |
| Orlando, FL | 3,493 | **96.3%** | 97.0% | -0.7% | **1,922** | 1,911 | 0.6% |
| Nashville, TN | 2,261 | **96.2%** | 96.6% | -0.4% | **1,740** | 1,747 | -0.4% |
| | **9,631** | **96.4%** | **97.0%** | **-0.6%** | **1,977** | **1,966** | **0.6%** |
| **Southwest Region** | | | | | | | |
| Dallas, TX | 7,364 | **97.0%** | 97.3% | -0.3% | **1,779** | 1,769 | 0.6% |
| Austin, TX | 1,880 | **97.2%** | 97.5% | -0.3% | **1,805** | 1,807 | -0.1% |
| | **9,244** | **97.0%** | **97.3%** | **-0.3%** | **1,784** | **1,777** | **0.4%** |
| **Other Markets** | **2,443** | **96.4%** | **96.1%** | **0.3%** | **2,621** | **2,600** | **0.8%** |
| **Total/Weighted Avg.** | **54,915** | **96.9%** | **97.2%** | **-0.3%** | $ **2,572** | $ **2,550** | **0.9%** |

(1) See Attachment 14 for definitions and other terms.



# Attachment 8(D)

## Same-Store Operating Information By Major Market
## Current Quarter vs. Last Quarter
## June 30, 2025
## (Unaudited) [1]

| | Total Same-Store Homes | Same-Store ($000s) | | | | | | | | |
| | | Revenues | | | Expenses | | | Net Operating Income | | |
| | | 2Q 25 | 1Q 25 | Change | 2Q 25 | 1Q 25 | Change | 2Q 25 | 1Q 25 | Change |
|---|---|---|---|---|---|---|---|---|---|---|
| **West Region** | | | | | | | | | | |
| Orange County, CA | 4,305 | $ 39,659 | $ 39,291 | 0.9% | $ 8,743 | $ 9,195 | -4.9% | $ 30,916 | $ 30,096 | 2.7% |
| San Francisco, CA | 3,317 | 34,392 | 33,836 | 1.6% | 9,268 | 10,648 | -13.0% | 25,124 | 23,188 | 8.3% |
| Seattle, WA | 2,702 | 23,198 | 23,152 | 0.2% | 5,987 | 5,882 | 1.8% | 17,211 | 17,270 | -0.3% |
| Monterey Peninsula, CA | 1,567 | 10,761 | 10,674 | 0.8% | 2,815 | 2,662 | 5.7% | 7,946 | 8,012 | -0.8% |
| Los Angeles, CA | 1,225 | 11,465 | 11,685 | -1.9% | 3,607 | 3,409 | 5.8% | 7,858 | 8,276 | -5.0% |
| | 13,116 | 119,475 | 118,638 | 0.7% | 30,420 | 31,796 | -4.3% | 89,055 | 86,842 | 2.5% |
| **Mid-Atlantic Region** | | | | | | | | | | |
| Metropolitan DC | 9,119 | 65,861 | 65,718 | 0.2% | 20,700 | 20,915 | -1.0% | 45,161 | 44,803 | 0.8% |
| Baltimore, MD | 2,219 | 12,939 | 12,932 | 0.1% | 4,451 | 4,330 | 2.8% | 8,488 | 8,602 | -1.3% |
| Richmond, VA | 1,359 | 7,661 | 7,572 | 1.2% | 1,769 | 1,962 | -9.9% | 5,892 | 5,610 | 5.0% |
| | 12,697 | 86,461 | 86,222 | 0.3% | 26,920 | 27,207 | -1.1% | 59,541 | 59,015 | 0.9% |
| **Northeast Region** | | | | | | | | | | |
| Boston, MA | 4,667 | 45,050 | 44,855 | 0.4% | 13,092 | 13,537 | -3.3% | 31,958 | 31,318 | 2.0% |
| New York, NY | 1,945 | 29,226 | 28,796 | 1.5% | 13,103 | 13,285 | -1.4% | 16,123 | 15,511 | 3.9% |
| Philadelphia, PA | 1,172 | 8,699 | 8,602 | 1.1% | 2,847 | 2,974 | -4.3% | 5,852 | 5,628 | 4.0% |
| | 7,784 | 82,975 | 82,253 | 0.9% | 29,042 | 29,796 | -2.5% | 53,933 | 52,457 | 2.8% |
| **Southeast Region** | | | | | | | | | | |
| Tampa, FL | 3,877 | 24,328 | 24,249 | 0.3% | 8,234 | 8,200 | 0.4% | 16,094 | 16,049 | 0.3% |
| Orlando, FL | 3,493 | 19,397 | 19,423 | -0.1% | 6,170 | 6,061 | 1.8% | 13,227 | 13,362 | -1.0% |
| Nashville, TN | 2,261 | 11,352 | 11,444 | -0.8% | 3,235 | 3,337 | -3.0% | 8,117 | 8,107 | 0.1% |
| | 9,631 | 55,077 | 55,116 | -0.1% | 17,639 | 17,598 | 0.2% | 37,438 | 37,518 | -0.2% |
| **Southwest Region** | | | | | | | | | | |
| Dallas, TX | 7,364 | 38,114 | 38,025 | 0.2% | 13,758 | 14,128 | -2.6% | 24,356 | 23,897 | 1.9% |
| Austin, TX | 1,880 | 9,895 | 9,937 | -0.4% | 4,171 | 4,218 | -1.1% | 5,724 | 5,719 | 0.1% |
| | 9,244 | 48,009 | 47,962 | 0.1% | 17,929 | 18,346 | -2.3% | 30,080 | 29,616 | 1.6% |
| **Other Markets** | 2,443 | 18,521 | 18,312 | 1.1% | 5,213 | 5,197 | 0.3% | 13,308 | 13,115 | 1.5% |
| **Total** | 54,915 | $ 410,518 | $ 408,503 | 0.5% | $ 127,163 | $ 129,940 | -2.1% | $ 283,355 | $ 278,563 | 1.7% |

(1)  See Attachment 14 for definitions and other terms.



# Attachment 8(E)

### Same-Store Operating Information By Major Market
### Current Year-to-Date vs. Prior Year-to-Date
### June 30, 2025
### (Unaudited) [1]

| | Total Same-Store Homes | % of Same-Store Portfolio Based on YTD 2025 NOI | Same-Store | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | | | Physical Occupancy | | | Total Revenue per Occupied Home | | |
| | | | YTD 25 | YTD 24 | Change | YTD 25 | YTD 24 | Change |
| **West Region** | | | | | | | | |
| Orange County, CA | 4,305 | 11.0% | 97.1% | 96.8% | 0.3% | $ 3,147 | $ 3,071 | 2.5% |
| San Francisco, CA | 3,144 | 8.3% | 97.4% | 96.7% | 0.7% | 3,591 | 3,475 | 3.3% |
| Seattle, WA | 2,702 | 6.2% | 97.2% | 97.4% | -0.2% | 2,940 | 2,837 | 3.6% |
| Monterey Peninsula, CA | 1,567 | 2.8% | 96.2% | 95.8% | 0.4% | 2,371 | 2,378 | -0.3% |
| Los Angeles, CA | 1,225 | 2.9% | 96.7% | 96.5% | 0.2% | 3,258 | 3,176 | 2.6% |
| | **12,943** | **31.2%** | **97.0%** | **96.8%** | **0.2%** | **3,129** | **3,047** | **2.7%** |
| **Mid-Atlantic Region** | | | | | | | | |
| Metropolitan DC | 8,819 | 15.6% | 97.4% | 97.5% | -0.1% | 2,461 | 2,348 | 4.8% |
| Baltimore, MD | 2,219 | 3.1% | 97.0% | 96.2% | 0.8% | 2,004 | 1,927 | 4.0% |
| Richmond, VA | 1,359 | 2.1% | 96.8% | 96.8% | 0.0% | 1,929 | 1,860 | 3.7% |
| | **12,397** | **20.8%** | **97.3%** | **97.2%** | **0.1%** | **2,321** | **2,220** | **4.6%** |
| **Northeast Region** | | | | | | | | |
| Boston, MA | 4,667 | 11.3% | 97.0% | 97.0% | 0.0% | 3,309 | 3,177 | 4.2% |
| New York, NY | 1,945 | 5.7% | 97.9% | 97.8% | 0.1% | 5,077 | 4,895 | 3.7% |
| Philadelphia, PA | 1,172 | 2.1% | 97.0% | 96.7% | 0.3% | 2,536 | 2,553 | -0.7% |
| | **7,784** | **19.1%** | **97.3%** | **97.2%** | **0.1%** | **3,638** | **3,516** | **3.5%** |
| **Southeast Region** | | | | | | | | |
| Tampa, FL | 3,877 | 5.8% | 96.9% | 96.7% | 0.2% | 2,155 | 2,140 | 0.7% |
| Orlando, FL | 3,493 | 4.8% | 96.6% | 96.8% | -0.2% | 1,917 | 1,922 | -0.3% |
| Nashville, TN | 2,261 | 2.9% | 96.4% | 96.6% | -0.2% | 1,744 | 1,753 | -0.5% |
| | **9,631** | **13.5%** | **96.7%** | **96.7%** | **0.0%** | **1,973** | **1,970** | **0.1%** |
| **Southwest Region** | | | | | | | | |
| Dallas, TX | 7,364 | 8.7% | 97.1% | 96.6% | 0.5% | 1,774 | 1,787 | -0.7% |
| Austin, TX | 1,880 | 2.0% | 97.4% | 96.7% | 0.7% | 1,806 | 1,847 | -2.2% |
| | **9,244** | **10.7%** | **97.2%** | **96.6%** | **0.6%** | **1,781** | **1,799** | **-1.0%** |
| **Other Markets** | **2,443** | **4.7%** | **96.3%** | **97.0%** | **-0.7%** | **2,610** | **2,561** | **1.9%** |
| **Total/Weighted Avg.** | **54,442** | **100.0%** | **97.1%** | **96.9%** | **0.2%** | **$ 2,561** | **$ 2,502** | **2.4%** |

(1) See Attachment 14 for definitions and other terms.


# Attachment 8(F)

## Same-Store Operating Information By Major Market
## Current Year-to-Date vs. Prior Year-to-Date
## June 30, 2025
## (Unaudited) [1]

| | Total Same-Store Homes | Same-Store ($000s) | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Revenues | | | Expenses | | | Net Operating Income | | |
| | | YTD 25 | YTD 24 | Change | YTD 25 | YTD 24 | Change | YTD 25 | YTD 24 | Change |
| **West Region** | | | | | | | | | | |
| Orange County, CA | 4,305 | $ 78,951 | $ 76,789 | 2.8% | $ 17,938 | $ 16,670 | 7.6% | $ 61,013 | $ 60,119 | 1.5% |
| San Francisco, CA | 3,144 | 65,951 | 63,380 | 4.1% | 19,694 | 19,518 | 0.9% | 46,257 | 43,862 | 5.5% |
| Seattle, WA | 2,702 | 46,350 | 44,801 | 3.5% | 11,869 | 12,431 | -4.5% | 34,481 | 32,370 | 6.5% |
| Monterey Peninsula, CA | 1,567 | 21,435 | 21,422 | 0.1% | 5,477 | 4,920 | 11.3% | 15,958 | 16,502 | -3.3% |
| Los Angeles, CA | 1,225 | 23,149 | 22,530 | 2.8% | 7,016 | 6,259 | 12.1% | 16,133 | 16,271 | -0.8% |
| | 12,943 | 235,836 | 228,922 | 3.0% | 61,994 | 59,798 | 3.7% | 173,842 | 169,124 | 2.8% |
| **Mid-Atlantic Region** | | | | | | | | | | |
| Metropolitan DC | 8,819 | 126,881 | 121,139 | 4.7% | 39,930 | 38,533 | 3.6% | 86,951 | 82,606 | 5.3% |
| Baltimore, MD | 2,219 | 25,871 | 24,717 | 4.7% | 8,782 | 8,301 | 5.8% | 17,089 | 16,416 | 4.1% |
| Richmond, VA | 1,359 | 15,233 | 14,683 | 3.7% | 3,731 | 3,778 | -1.3% | 11,502 | 10,905 | 5.5% |
| | 12,397 | 167,985 | 160,539 | 4.6% | 52,443 | 50,612 | 3.6% | 115,542 | 109,927 | 5.1% |
| **Northeast Region** | | | | | | | | | | |
| Boston, MA | 4,667 | 89,905 | 86,292 | 4.2% | 26,629 | 25,365 | 5.0% | 63,276 | 60,927 | 3.9% |
| New York, NY | 1,945 | 58,022 | 55,869 | 3.9% | 26,388 | 25,402 | 3.9% | 31,634 | 30,467 | 3.8% |
| Philadelphia, PA | 1,172 | 17,301 | 17,362 | -0.3% | 5,822 | 5,699 | 2.2% | 11,479 | 11,663 | -1.6% |
| | 7,784 | 165,228 | 159,523 | 3.6% | 58,839 | 56,466 | 4.2% | 106,389 | 103,057 | 3.2% |
| **Southeast Region** | | | | | | | | | | |
| Tampa, FL | 3,877 | 48,577 | 48,135 | 0.9% | 16,434 | 16,203 | 1.4% | 32,143 | 31,932 | 0.7% |
| Orlando, FL | 3,493 | 38,821 | 38,999 | -0.5% | 12,231 | 12,410 | -1.4% | 26,590 | 26,589 | 0.0% |
| Nashville, TN | 2,261 | 22,796 | 22,967 | -0.7% | 6,573 | 6,495 | 1.2% | 16,223 | 16,472 | -1.5% |
| | 9,631 | 110,194 | 110,101 | 0.1% | 35,238 | 35,108 | 0.4% | 74,956 | 74,993 | 0.0% |
| **Southwest Region** | | | | | | | | | | |
| Dallas, TX | 7,364 | 76,139 | 76,278 | -0.2% | 27,886 | 28,646 | -2.7% | 48,253 | 47,632 | 1.3% |
| Austin, TX | 1,880 | 19,832 | 20,149 | -1.6% | 8,389 | 8,211 | 2.2% | 11,443 | 11,938 | -4.1% |
| | 9,244 | 95,971 | 96,427 | -0.5% | 36,275 | 36,857 | -1.6% | 59,696 | 59,570 | 0.2% |
| **Other Markets** | 2,443 | 36,833 | 36,396 | 1.2% | 10,409 | 10,391 | 0.2% | 26,424 | 26,005 | 1.6% |
| **Total** | 54,442 | $ 812,047 | $ 791,908 | 2.5% | $ 255,198 | $ 249,232 | 2.4% | $ 556,849 | $ 542,676 | 2.6% |

(1) See Attachment 14 for definitions and other terms.



# Attachment 8(G)

### Same-Store Operating Information By Major Market
### June 30, 2025
### (Unaudited) [1]

| | Effective Blended Lease Rate Growth 2Q 2025 | Effective New Lease Rate Growth 2Q 2025 | Effective Renewal Lease Rate Growth 2Q 2025 | Annualized Turnover | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | | | 2Q 2025 | 2Q 2024 | YTD 2025 | YTD 2024 |
| West Region | 4.2% | 4.4% | 4.0% | 39.1% | 44.2% | 35.0% | 39.2% |
| Mid-Atlantic Region | 3.6% | 0.2% | 6.6% | 40.9% | 43.9% | 35.3% | 37.8% |
| Northeast Region | 4.3% | 2.3% | 5.7% | 44.1% | 45.2% | 35.0% | 36.4% |
| Southeast Region | 0.0% | -4.1% | 4.5% | 46.8% | 51.1% | 41.7% | 46.4% |
| Southwest Region | -0.5% | -5.3% | 4.4% | 38.7% | 45.8% | 37.5% | 42.9% |
| Other Markets | -1.1% | -5.1% | 3.1% | 45.2% | 43.1% | 39.8% | 40.1% |
| Total/Weighted Avg. | 2.8% | 0.3% | 5.0% | 41.2% | 45.4% | 36.6% | 40.1% |

(1)  See Attachment 14 for definitions and other terms.



# Attachment 9

## Development and Land Summary
### June 30, 2025
### (Dollars in Thousands)
### (Unaudited) [1]

## Wholly-Owned

| Community | Location | # of Homes | Compl. Homes | Cost to Date | Budgeted Cost | Est. Cost per Home | Schedule Start | Initial Occ. | Compl. | Percentage Leased | Occupied |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Projects Under Construction** | | | | | | | | | | | |
| 3099 Iowa | Riverside, CA | 300 | - | $ 41,108 | $ 133,600 | $ 445 | 1Q25 | 1Q27 | 2Q27 | N/A | N/A |
| **Total Under Construction** | | **300** | **-** | **$ 41,108** | **$ 133,600** | **$ 445** | | | | | |
| **Total - Wholly Owned** | | **300** | **-** | **$ 41,108** | **$ 133,600** | **$ 445** | | | | | |

| NOI From Wholly-Owned Projects | 2Q 25 |
|---|---|
| Projects Under Construction | $ - |
| **Total** | **$ -** |

| Land Summary | Location | UDR Ownership Interest | Real Estate Cost Basis |
|---|---|---|---|
| **Total Land (7 parcels)** | **Various** | **100%** | **$ 230,690** |

(1) See Attachment 14 for definitions and other terms.



# Attachment 10

### Unconsolidated and Debt and Preferred Equity Program Summary
### June 30, 2025
### (Dollars in Thousands)
### (Unaudited) [1]

## Unconsolidated Joint Ventures and Partnerships

| Portfolio Characteristics | Own. Interest | # of Comm. | # of Homes | Physical Occupancy 2Q 25 | Total Rev. per Occ. Home 2Q 25 | Net Operating Income UDR's Share 2Q 25 | YTD 25 |
|---|---|---|---|---|---|---|---|
| UDR / MetLife | 50% | 13 | 2,837 | 96.8% | $ 4,281 | $ 11,002 | $ 21,962 |
| UDR / LaSalle | 51% | 5 | 1,590 | 96.7% | 2,742 | 4,631 | 9,057 |
| Total | | 18 | 4,427 | 96.7% | $ 3,723 | $ 15,633 | $ 31,019 |

| Balance Sheet Characteristics | Gross Book Value of JV Real Estate Assets [2] | Total Project Debt [2] | UDR's Equity Investment | Weighted Avg. Debt Interest Rate | Debt Maturities |
|---|---|---|---|---|---|
| UDR / MetLife | $ 1,745,370 | $ 845,320 | $ 204,812 | 3.93% | 2027-2031 |
| UDR / LaSalle | 622,458 | 45,306 | 262,912 | 5.86% | 2028 |
| Total | $ 2,367,828 | $ 890,626 | $ 467,724 | 4.03% | |

## Debt and Preferred Equity Program [3][4]

| Investment Classifications | # of Commitments | UDR Investment Commitment | Balance | Contractual Return Rate | Weighted Avg. Years to Maturity |
|---|---|---|---|---|---|
| Non-Stabilized Communities - Preferred Equity | 4 | $ 96,547 | $ 115,092 | 10.1% | 1.0 |
| Non-Stabilized Communities - Loans [5] | 2 | 84,123 | 105,908 | 11.0% | 1.5 |
| Stabilized Communities - Preferred Equity [6] | 7 | 250,099 | 262,600 | 9.2% | 3.0 |
| Total Debt and Preferred Equity Program | 13 | $ 430,769 | $ 483,600 | 9.7% | 2.3 |

| | 2Q 25 |
|---|---|
| Income/(loss) from investments [5][7] | $ 13,393 |

## Other Unconsolidated Investments [8]

| Other Unconsolidated Investments [8] | UDR Investment [9] Commitment | Funded | Balance | Income/(Loss) from Investments 2Q 25 [10] |
|---|---|---|---|---|
| Total Real Estate Technology and Sustainability Investments | $ 169,000 | $ 128,404 | $ 133,021 | $ (59) |

(1) See Attachment 14 for definitions and other terms.

(2) Joint ventures and partnerships represented at 100%. Debt balances are presented net of deferred financing costs.

(3) UDR's investments are reflected as investment in and advances to unconsolidated joint ventures or notes receivable, net on the Consolidated Balance Sheets and income/(loss) from unconsolidated entities or interest and other income/(expense), net on the Consolidated Statements of Operations in accordance with GAAP.

(4) Investment commitment represents maximum loan principal or equity investment and therefore excludes accrued return. Investment balance includes amounts funded plus accrued and unpaid return prior to the period end as well as any non-cash impairment losses or loan reserves.

(5) In May 2025, UDR acquired the developer's equity interest in its joint venture that owns an apartment community located in Philadelphia, PA. In connection with the acquisition, the developer paid UDR $6.7 million, which consisted primarily of unpaid interest on its loan investment and reimbursement for certain costs previously advanced by UDR. As a result, the joint venture became wholly owned, and UDR began consolidating the community. The consolidation of the community resulted in UDR recording $3.9 million in previously unaccrued interest and a $0.3 million gain on consolidation.

(6) During the quarter, UDR received full repayment of its approximately $54.8 million preferred equity investment, inclusive of accrued return, in a stabilized community located in New York, NY, upon the recapitalization of the joint venture.

(7) When excluding UDR's share of recorded real estate depreciation and amortization on debt and preferred equity investments for the three months ended June 30, 2025, the amount is approximately $14.9 million.

(8) Other unconsolidated investments represent UDR's investments in nine real estate technology and climate technology funds. During the quarter, a previously held note receivable, including accrued interest, totaling $42.8 million was fully settled through the receipt of shares in a real estate technology company. In connection with this transaction, we also purchased an additional $15.2 million of the company's shares. UDR's investment is recorded in Other Assets on the Consolidated Balance Sheet.

(9) Investment commitment represents maximum equity contractually required to be funded, and therefore excludes realized/unrealized gain/(loss). Investment funded represents cash funded towards the investment commitment. Investment balance includes amounts funded plus undistributed realized/unrealized gain/(loss), less $31.0 million of cash and stock distributed prior to the period end.

(10) Income/(loss) from investments is deducted/added back to FFOA.



# Attachment 11

## Acquisitions, Dispositions, and Debt and Preferred Equity Program Summary
### June 30, 2025
### (Dollars in Thousands)
### (Unaudited) [1]

### Dispositions - Wholly-Owned

| Date of Sale | Community | Location | Prior Ownership Interest | Post Transaction Ownership Interest | Price [2] | Debt [2] | # of Homes | Price per Home |
|---|---|---|---|---|---|---|---|---|
| Jan-25 | One William [3] | Englewood, NJ | 100% | 0% | $ 84,000 | $ - | 185 | $ 454 |
| Jan-25 | Leonard Pointe [4] | Brooklyn, NY | 100% | 0% | 127,500 | - | 188 | 678 |
| | | | | | $ 211,500 | $ - | 373 | $ 567 |

### Acquisitions - Wholly-Owned

| Date of Sale | Community | Location | Prior Ownership Interest | Post Transaction Ownership Interest | Price [2] | Debt [2] | # of Homes | Price per Home |
|---|---|---|---|---|---|---|---|---|
| May-25 | Broadridge [5] | Philadelphia, PA | N/A | 100% | $ 182,500 | $ - | 478 | $ 382 |
| | | | | | $ 182,500 | $ - | 478 | $ 382 |

### Investments - Debt and Preferred Equity Program

| Date of Investment | Investment Classification | Market | Prior Ownership Interest | Post Transaction Ownership Interest | UDR Investment Commitment | Contractual Return Rate |
|---|---|---|---|---|---|---|
| Apr-25 | Stabilized Community | San Francisco, CA | N/A | N/A | $ 13,000 | 12.0% |
| | | | | | $ 13,000 | 12.0% |

### Redemptions - Debt and Preferred Equity Program

| Date of Redemption | Investment Classification | Market | UDR Investment Commitment | Proceeds Received at Redemption | Proceeds Received Life to Date | Contractual Return Rate |
|---|---|---|---|---|---|---|
| Jun-25 | Stabilized Community | New York, NY | $ 40,000 | $ 54,760 | $ 72,257 | 11.0% |
| | | | $ 40,000 | $ 54,760 | $ 72,257 | 11.0% |

(1) See Attachment 14 for definitions and other terms.
(2) Price represents 100% of the asset. Debt represents 100% of the asset's indebtedness, and excludes deferred financing costs.
(3) UDR recorded a gain on sale of approximately $24.4 million during the six months ended June 30, 2025, which is included in gain/(loss) on sale of real estate owned.
(4) UDR recorded a gain on sale of approximately $23.5 million during the six months ended June 30, 2025, which is included in gain/(loss) on sale of real estate owned.
(5) See Attachment 10, footnote 5 for further details.

# Attachment 12



## Capital Expenditure and Repair and Maintenance Summary
## June 30, 2025
## (In thousands, except Cost per Home)
## (Unaudited) [1]

| Capital Expenditures for Consolidated Homes [2] | Three Months Ended June 30, 2025 | Cost per Home | Six Months Ended June 30, 2025 | Cost per Home |
|---|---|---|---|---|
| Average number of homes [3] | 55,325 | | 55,324 | |
| **Total Recurring Cap Ex** | $ 27,757 | $ 502 | $ 45,040 | $ 814 |
| **NOI Enhancing Cap Ex** | 21,148 | 382 | 35,203 | 636 |
| **Total Recurring and NOI Enhancing Cap Ex** | $ 48,905 | $ 884 | $ 80,243 | $ 1,450 |

| Repair and Maintenance for Consolidated Homes (Expensed) | Three Months Ended June 30, 2025 | Cost per Home | Six Months Ended June 30, 2025 | Cost per Home |
|---|---|---|---|---|
| Average number of homes [3] | 55,325 | | 55,324 | |
| **Total Repair and Maintenance** | $ 26,254 | $ 475 | $ 51,258 | $ 927 |

(1) See Attachment 14 for definitions and other terms.
(2) Excludes redevelopment capital and initial capital expenditures on acquisitions.
(3) Average number of homes is calculated based on the number of homes owned at the end of each month.



# Attachment 13

### 3Q 2025 and Full-Year 2025 Guidance
### June 30, 2025
### (Unaudited) [1]

| Net Income, FFO and FFO as Adjusted per Share and Unit Guidance | 3Q 2025 | Full-Year 2025 | Prior Guidance | Full-Year 2025 Guidance Change from Prior Midpoint |
|---|---|---|---|---|
| Income/(loss) per weighted average common share, diluted | $0.11 to $0.13 | $0.53 to $0.59 | $0.56 to $0.66 | ($0.05) |
| FFO per common share and unit, diluted | $0.61 to $0.63 | $2.42 to $2.48 | $2.45 to $2.55 | ($0.05) |
| FFO as Adjusted per common share and unit, diluted | $0.62 to $0.64 | $2.49 to $2.55 | $2.45 to $2.55 | $0.02 |
| Weighted average number of common shares, OP/DownREIT Units, and common stock equivalents outstanding, diluted (in millions) | 357.6 | 358.0 | 358.0 | - |
| Annualized dividend per share and unit | | $1.72 | $1.72 | - |

| Same-Store Guidance (Straight-line basis) | Full-Year 2025 | Prior Guidance | Change from Prior Midpoint |
|---|---|---|---|
| Revenue growth / (decline) | 1.75% to 3.25% | 1.25% to 3.25% | 0.25% |
| Expense growth | 2.50% to 3.50% | 2.75% to 4.25% | (0.50%) |
| NOI growth / (decline) | 1.50% to 3.00% | 0.50% to 3.00% | 0.50% |

| Investment Guidance ($ in millions) | Full-Year 2025 | Prior Guidance | Change from Prior Midpoint |
|---|---|---|---|
| Dispositions - Consolidated and Joint Venture (at share) | $215 to $415 | $215 to $415 | - |
| Acquisitions - Consolidated and Joint Venture (at share) | $0 to $200 | $0 to $200 | - |
| Capital Expenditures - Recurring, NOI Enhancing, and Redevelopment | $220 to $260 | $220 to $260 | - |

| Corporate Expense Guidance ($ in millions) | Full-Year 2025 | Prior Guidance | Change from Prior Midpoint |
|---|---|---|---|
| Consolidated interest expense, net of capitalized interest and adjustments for FFO as Adjusted | $190 to $195 | $185 to $195 | $2.5 |
| General and administrative | $72 to $80 | $70 to $80 | $1 |

(1) See Attachment 14 for definitions and other terms.



# Attachment 14(A)

## Definitions and Reconciliations
### June 30, 2025
### (Unaudited)

**Acquired Communities:** The Company defines Acquired Communities as those communities acquired by the Company, other than development and redevelopment activity, that did not achieve stabilization as of the most recent quarter.

**Adjusted Funds from Operations ("AFFO") attributable to common stockholders and unitholders:** The Company defines AFFO as FFO as Adjusted attributable to common stockholders and unitholders less recurring capital expenditures on consolidated communities that are necessary to help preserve the value of and maintain functionality at our communities.

Management considers AFFO a useful supplemental performance metric for investors as it is more indicative of the Company's operational performance than FFO or FFO as Adjusted. AFFO is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income/(loss) attributable to common stockholders is the most directly comparable GAAP financial measure to AFFO. Management believes that AFFO is a widely recognized measure of the operations of REITs, and presenting AFFO enables investors to assess our performance in comparison to other REITs. However, other REITs may use different methodologies for calculating AFFO and, accordingly, our AFFO may not always be comparable to AFFO calculated by other REITs. AFFO should not be considered as an alternative to net income/(loss) (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. A reconciliation from net income/(loss) attributable to common stockholders to AFFO is provided on Attachment 2.

**Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items:** The Company defines Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items as Consolidated Interest Coverage Ratio - adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment, plus preferred dividends.

Management considers Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lenders with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

**Consolidated Interest Coverage Ratio - adjusted for non-recurring items:** The Company defines Consolidated Interest Coverage Ratio - adjusted for non-recurring items as Consolidated EBITDAre – adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment.

Management considers Consolidated Interest Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lenders with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Consolidated Interest Coverage Ratio - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

**Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items:** The Company defines Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items as total consolidated debt net of cash and cash equivalents divided by annualized Consolidated EBITDAre - adjusted for non-recurring items. Consolidated EBITDAre - adjusted for non-recurring items is defined as EBITDAre excluding the impact of income/(loss) from unconsolidated entities, adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures and other non-recurring items including, but not limited to casualty-related charges/(recoveries), net of wholly owned communities.

Management considers Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lenders with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation between net income/(loss) and Consolidated EBITDAre - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

**Contractual Return Rate:** The Company defines Contractual Return Rate as the rate of return or interest rate that the Company is entitled to receive on a preferred equity investment or loan, as specified in the applicable agreement.

**Controllable Expenses:** The Company refers to property operating and maintenance expenses as Controllable Expenses.

**Development Communities:** The Company defines Development Communities as those communities recently developed or under development by the Company, that are currently majority owned by the Company and have not achieved stabilization as of the most recent quarter.

**Earnings Before Interest, Taxes, Depreciation and Amortization for Real Estate (EBITDAre):** The Company defines EBITDAre as net income/(loss) (computed in accordance with GAAP), plus interest expense, including costs associated with debt extinguishment, plus real estate depreciation and amortization, plus other depreciation and amortization, plus (minus) income tax provision/(benefit), (minus) plus net gain/(loss) on the sale of depreciable real estate owned, plus impairment write-downs of depreciable real estate, plus the adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures. The Company computes EBITDAre in accordance with standards established by the National Association of Real Estate Investment Trusts, or Nareit, which may not be comparable to EBITDAre reported by other REITs that do not compute EBITDAre in accordance with the Nareit definition, or that interpret the Nareit definition differently than the Company does. The White Paper on EBITDAre was approved by the Board of Governors of Nareit in September 2017.

Management considers EBITDAre a useful metric for investors as it provides an additional indicator of the Company's ability to incur and service debt, and enables investors to assess our performance against that of its peer REITs. EBITDAre should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. EBITDAre does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation between net income/(loss) and EBITDAre is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

**Effective Blended Lease Rate Growth:** The Company defines Effective Blended Lease Rate Growth as the combined proportional growth as a result of Effective New Lease Rate Growth and Effective Renewal Lease Rate Growth. Management considers Effective Blended Lease Rate Growth a useful metric for investors as it assesses combined proportional market-level, new and in-place demand trends.

**Effective New Lease Rate Growth:** The Company defines Effective New Lease Rate Growth as the increase/(decrease) in gross potential rent realized less concessions on a straight-line basis for the new lease term (current effective rent) versus prior resident effective rent for the prior lease term on new leases commenced during the current quarter. Management considers Effective New Lease Rate Growth a useful metric for investors as it assesses market-level new demand trends.

**Effective Renewal Lease Rate Growth:** The Company defines Effective Renewal Lease Rate Growth as the increase/(decrease) in gross potential rent realized less concessions on a straight-line basis for the new lease term (current effective rent) versus prior effective rent for the prior lease term on renewed leases commenced during the current quarter. Management considers Effective Renewal Lease Rate Growth a useful metric for investors as it assesses market-level, in-place demand trends.

**Estimated Quarter of Completion:** The Company defines Estimated Quarter of Completion of a development or redevelopment project as the date on which construction is expected to be completed, but it does not represent the date of stabilization.



# Attachment 14(B)

## Definitions and Reconciliations
## June 30, 2025
## (Unaudited)

**Funds from Operations as Adjusted ("FFO as Adjusted") attributable to common stockholders and unitholders:** The Company defines FFO as Adjusted attributable to common stockholders and unitholders as FFO excluding the impact of other non-comparable items including, but not limited to, acquisition-related costs, prepayment costs/benefits associated with early debt retirement, impairment write-downs or gains and losses on sales of real estate or other assets incidental to the main business of the Company and income taxes directly associated with those gains and losses, casualty-related expenses and recoveries, severance costs, software transition related costs and legal and other costs.

Management believes that FFO as Adjusted is useful supplemental information regarding our operating performance as it provides a consistent comparison of our operating performance across time periods and allows investors to more easily compare our operating results with other REITs. FFO as Adjusted is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income/(loss) attributable to common stockholders is the most directly comparable GAAP financial measure to FFO as Adjusted. However, other REITs may use different methodologies for calculating FFO as Adjusted or similar FFO measures and, accordingly, our FFO as Adjusted may not always be comparable to FFO as Adjusted or similar FFO measures calculated by other REITs. FFO as Adjusted should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity. A reconciliation from net income attributable to common stockholders to FFO as Adjusted is provided on Attachment 2.

**Funds from Operations ("FFO") attributable to common stockholders and unitholders:** The Company defines FFO attributable to common stockholders and unitholders as net income/(loss) attributable to common stockholders (computed in accordance with GAAP), excluding impairment write-downs of depreciable real estate related to the main business of the Company or of investments in non-consolidated investees that are directly attributable to decreases in the fair value of depreciable real estate held by the investee, gains and losses from sales of depreciable real estate related to the main business of the Company and income taxes directly associated with those gains and losses, plus real estate depreciation and amortization, and after adjustments for noncontrolling interests, and the Company's share of unconsolidated partnerships and joint ventures. This definition conforms with the National Association of Real Estate Investment Trust's definition issued in April 2002 and restated in November 2018. In the computation of diluted FFO, if OP Units, DownREIT Units, unvested restricted stock, unvested LTIP Units, stock options, and the shares of Series E Cumulative Convertible Preferred Stock are dilutive, they are included in the diluted share count.

Management considers FFO a useful metric for investors as the Company uses FFO in evaluating property acquisitions and its operating performance and believes that FFO should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation from net income/(loss) attributable to common stockholders to FFO is provided on Attachment 2.

**Held For Disposition Communities:** The Company defines Held for Disposition Communities as those communities that were held for sale as of the end of the most recent quarter.

**Joint Venture Reconciliation at UDR's weighted average ownership interest:**

| In thousands | 2Q 2025 | YTD 2025 |
|---|---|---|
| Income/(loss) from unconsolidated entities | $ 3,629 | $ 9,443 |
| Management fee | 880 | 1,743 |
| Interest expense | 4,588 | 9,130 |
| Depreciation | 11,970 | 23,905 |
| General and administrative | 131 | 256 |
| Preferred Equity Program (excludes loans) | (5,849) | (12,070) |
| Other (income)/expense | 126 | 123 |
| Realized and unrealized (gain)/loss on real estate technology investments, net of tax | 158 | (1,511) |
| **Total Joint Venture NOI at UDR's Ownership Interest** | $ 15,633 | $ 31,019 |

**Net Operating Income ("NOI"):** The Company defines NOI as rental income less direct property rental expenses. Rental income represents gross market rent and other revenues less adjustments for concessions, vacancy loss and bad debt. Rental expenses include real estate taxes, insurance, personnel, utilities, repairs and maintenance, administrative and marketing. Excluded from NOI is property management expense, which is calculated as 3.25% of property revenue, and land rent. Property management expense covers costs directly related to consolidated property operations, inclusive of corporate management, regional supervision, accounting and other costs.

Management considers NOI a useful metric for investors as it is a more meaningful representation of a community's continuing operating performance than net income as it is prior to corporate-level expense allocations, general and administrative costs, capital structure and depreciation and amortization and is a widely used input, along with capitalization rates, in the determination of real estate valuations. A reconciliation from net income/(loss) attributable to UDR, Inc. to NOI is provided below.

| In thousands | 2Q 2025 | 1Q 2025 | 4Q 2024 | 3Q 2024 | 2Q 2024 |
|---|---|---|---|---|---|
| Net income/(loss) attributable to UDR, Inc. | $ 37,673 | $ 76,720 | $ (5,044) | $ 22,597 | $ 28,883 |
| Property management | 13,747 | 13,645 | 13,665 | 13,588 | 13,433 |
| Other operating expenses | 7,753 | 8,059 | 9,613 | 6,382 | 7,593 |
| Real estate depreciation and amortization | 163,191 | 161,394 | 165,446 | 170,276 | 170,488 |
| Interest expense | 48,665 | 47,701 | 49,625 | 50,214 | 47,811 |
| Casualty-related charges/(recoveries), net | 3,382 | 3,297 | 6,430 | 1,473 | 998 |
| General and administrative | 19,929 | 19,495 | 25,469 | 20,890 | 20,136 |
| Tax provision/(benefit), net | 258 | 158 | 312 | (156) | 386 |
| (Income)/loss from unconsolidated entities | (3,629) | (5,814) | (8,984) | 1,880 | (4,046) |
| Interest income and other (income)/expense, net | (8,134) | (1,921) | 30,858 | (6,159) | (6,498) |
| Joint venture management and other fees | (2,398) | (2,112) | (2,288) | (2,072) | (1,992) |
| Other depreciation and amortization | 7,387 | 7,067 | 6,381 | 4,029 | 4,679 |
| (Gain)/loss on sale of real estate owned | - | (47,939) | - | - | - |
| Net income/(loss) attributable to noncontrolling interests | 2,556 | 5,351 | (479) | 1,480 | 2,130 |
| **Total consolidated NOI** | $ 290,380 | $ 285,101 | $ 291,004 | $ 284,422 | $ 284,001 |



# Attachment 14(C)

## Definitions and Reconciliations
## June 30, 2025
## (Unaudited)

**NOI Enhancing Capital Expenditures ("Cap Ex"):**  The Company defines NOI Enhancing Capital Expenditures as expenditures that result in increased income generation or decreased expense growth over time.

Management considers NOI Enhancing Capital Expenditures a useful metric for investors as it quantifies the amount of capital expenditures that are expected to grow, not just maintain, revenues or to decrease expenses.

**Non-Mature Communities:**  The Company defines Non-Mature Communities as those communities that have not met the criteria to be included in same-store communities.

**Non-Residential / Other:**  The Company defines Non-Residential / Other as non-apartment components of mixed-use properties, land held, properties being prepared for redevelopment and properties where a material change in home count has occurred.

**Other Markets:**  The Company defines Other Markets as the accumulation of individual markets where it operates less than 1,000 Same-Store homes.  Management considers Other Markets a useful metric as the operating results for the individual markets are not representative of the fundamentals for those markets as a whole.

**Physical Occupancy:**  The Company defines Physical Occupancy as the number of occupied homes divided by the total homes available at a community.

**QTD Same-Store Communities:**  The Company defines QTD Same-Store Communities as those communities Stabilized for five full consecutive quarters.  These communities were owned and had stabilized operating expenses as of the beginning of the quarter in the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition.

**Recurring Capital Expenditures:**  The Company defines Recurring Capital Expenditures as expenditures that are necessary to help preserve the value of and maintain functionality at its communities.

**Redevelopment Communities:**  The Company generally defines Redevelopment Communities as those communities where substantial redevelopment is in progress. Based upon the level of material impact the redevelopment has on the community (operations, occupancy levels, and future rental rates), the community may or may not maintain Stabilization. As such, for each redevelopment, the Company assesses whether the community remains in Same-Store.

**Sold Communities:**  The Company defines Sold Communities as those communities that were disposed of prior to the end of the most recent quarter.

**Stabilization/Stabilized:** The Company defines Stabilization/Stabilized as when a community's occupancy reaches 90% or above for at least three consecutive months.

**Stabilized, Non-Mature Communities:**  The Company defines Stabilized, Non-Mature Communities as those communities that have reached Stabilization but are not yet in the same-store portfolio.

**Total Revenue per Occupied Home:**  The Company defines Total Revenue per Occupied Home as rental and other revenues with concessions reported on a straight-line basis, divided by the product of occupancy and the number of apartment homes.

Management considers Total Revenue per Occupied Home a useful metric for investors as it serves as a proxy for portfolio quality, both geographic and physical.

**TRS:**  The Company's taxable REIT subsidiaries ("TRS") focus on making investments and providing services that are otherwise not allowed to be made or provided by a REIT.

**YTD Same-Store Communities:**  The Company defines YTD Same-Store Communities as those communities Stabilized for two full consecutive calendar years. These communities were owned and had stabilized operating expenses as of the beginning of the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition.



# Attachment 14(D)

## Definitions and Reconciliations
## June 30, 2025
## (Unaudited)

All guidance is based on current expectations of future economic conditions and the judgment of the Company's management team. The following reconciles from GAAP Net income/(loss) per share for full-year 2025 and third quarter of 2025 to forecasted FFO and FFO as Adjusted per share and unit:

| | Full-Year 2025 | | | |
| --- | --- | --- | --- | --- |
| | Low | | High | |
| Forecasted net income per diluted share | $ | 0.53 | $ | 0.59 |
| Conversion from GAAP share count | | (0.02) | | (0.02) |
| Net gain on the sale of depreciable real estate owned | | (0.13) | | (0.13) |
| Depreciation | | 2.00 | | 2.00 |
| Noncontrolling interests | | 0.03 | | 0.03 |
| Preferred dividends | | 0.01 | | 0.01 |
| **Forecasted FFO per diluted share and unit** | $ | 2.42 | $ | 2.48 |
| Legal and other costs | | 0.02 | | 0.02 |
| Software transition related costs | | 0.03 | | 0.03 |
| Casualty-related charges/(recoveries) | | 0.02 | | 0.02 |
| Realized/unrealized (gain)/loss on real estate technology investments | | - | | - |
| **Forecasted FFO as Adjusted per diluted share and unit** | $ | 2.49 | $ | 2.55 |

| | 3Q 2025 | | | |
| --- | --- | --- | --- | --- |
| | Low | | High | |
| Forecasted net income per diluted share | $ | 0.11 | $ | 0.13 |
| Conversion from GAAP share count | | (0.01) | | (0.01) |
| Depreciation | | 0.50 | | 0.50 |
| Noncontrolling interests | | 0.01 | | 0.01 |
| Preferred dividends | | - | | - |
| **Forecasted FFO per diluted share and unit** | $ | 0.61 | $ | 0.63 |
| Legal and other costs | | - | | - |
| Software transition related costs | | 0.01 | | 0.01 |
| Casualty-related charges/(recoveries) | | - | | - |
| Realized/unrealized (gain)/loss on real estate technology investments | | - | | - |
| **Forecasted FFO as Adjusted per diluted share and unit** | $ | 0.62 | $ | 0.64 |

[Table of Contents](#)



<h1 style="text-align:center;color:blue;">Forward-Looking Statements<br/>June 30, 2025<br/>(Unaudited)</h1>

**Forward-Looking Statements**

Certain statements made in this supplement may constitute "forward-looking statements." Words such as "expects," "intends," "believes," "anticipates," "plans," "likely," "will," "seeks," "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements, by their nature, involve estimates, projections, goals, forecasts and assumptions and are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in a forward-looking statement, due to a number of factors, which include, but are not limited to, general market and economic conditions, unfavorable changes in the apartment market and economic conditions that could adversely affect occupancy levels and rental rates, the impact of inflation/deflation on rental rates and property operating expenses, the availability of capital and the stability of the capital markets, the impact of tariffs, geopolitical tensions and changes in immigration, elevated interest rates, the impact of competition and competitive pricing, acquisitions, developments and redevelopments not achieving anticipated results, delays in completing developments, redevelopments and lease-ups on schedule or at expected rent and occupancy levels, changes in job growth, home affordability and demand/supply ratio for multifamily housing, development and construction risks that may impact profitability, risks that joint ventures with third parties and Debt and Preferred Equity Program investments do not perform as expected, the failure of automation or technology to help grow net operating income, and other risk factors discussed in documents filed by the Company with the SEC from time to time, including the Company's Annual Report on Form 10-K and the Company's Quarterly Reports on Form 10-Q. Actual results may differ materially from those described in the forward-looking statements. These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this supplement, and the Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein, to reflect any change in the Company's expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required under the U.S. securities laws.